Filed by Biomira Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Biomira Inc.

Commission File No.: 333-145995

This 425 reflects the recent filing by Biomira Inc. with the System for Electronic Document Analysis and Retrieval (“SEDAR”) in Canada relating to the determination of a record date for determining shareholders entitled to vote on a proposed plan of arrangement that would result in the reincorporation of Biomira Inc. from Canada into the State of Delaware and in shareholders of Biomira Inc. exchanging their shares of Biomira Inc. capital stock for shares of the capital stock of Oncothyreon Inc., a newly formed Delaware corporation.

On September 12, 2007, Oncothyreon Inc. (formerly Biomira Corporation) filed a Registration Statement on Form S-4 (File No. 333-145995) with the United States Securities and Exchange Commission (the “SEC”) containing a proxy statement/prospectus relating to the proposed plan of arrangement and reincorporation.  On September 27, 2007, Oncothyreon Inc. filed Amendment No. 1 to Form S-4 with the SEC.  The SEC has not yet declared the registration statement to be effective.

The record and meeting dates provided on SEDAR are tentative estimates of the dates based on Canadian law and are subject to change.  Until the registration statement on Form S-4 has been declared effective, we will be unable to provide a definitive record and meeting date.

Investor
	Computershare Trust Company of Canada	Services
Computershare Investor Services Inc.
www.computershare.com
Canada
Australia
Channel Islands
Hong Kong
Germany
SEDAR PROFILE #1722		Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

October 1, 2007

To:          All Canadian Securities Regulatory Authorities

Subject:  BIOMIRA INC.

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Corporation:

1.	Meeting Type:	Special Meeting

2.	Security Description of Voting Issue:	Common Shares

3.	CUSIP Number:	091 61R 106

	ISIN:	CA 091 61R 106 4

4.	Record Date for Notice of Meeting:	October 24, 2007

	Record Date for Voting:	October 24, 2007

5.	Meeting Date:	December 04, 2007

6.	Meeting Location:	Edmonton, AB

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for BIOMIRA INC.

Important Notice

This document is for informational purposes only and does not constitute an offer to sell, or an invitation of an offer to buy, any securities of Biomira Inc. or Oncothyreon Inc.  Nor does this notice constitute an attempt to solicit a proxy with respect to any of the matters described herein, from any shareholder or stockholder of Biomira Inc. or Oncothyreon Inc.  Any such offer or proxy solicitation will be made, if at all, only pursuant to the definitive proxy statement/prospectus contained in the Form S-4 as filed with the SEC.  Shareholders are urged to read the preliminary prospectus/proxy statement on Form S-4 and Amendment No. 1 to Form S-4 because it contains important information.  Shareholders will be able to obtain a free copy of the Form S-4. Amendment No. 1 to Form S-4 and any additional documents filed with the SEC free of charge at the SEC’s website, www.sec.gov.  Similarly, the documents filed on SEDAR may be obtained free of charge at the SEDAR website, www.sedar.com.  In addition, investors and security holders may obtain free copies of the documents Biomira Inc. and Oncothyreon Inc. have filed with the SEC and/or Canadian regulatory authorities by contacting Biomira’s Investor Relations Department at Biomira, Inc., 2011 – 94 St. Edmonton, AB, Canada  T6N 1H1  Attn: Investor Relations, telephone: (780) 450-3761, ext. 818; or Oncothyreon Investor Relations Department at Oncothryreon Inc., 110-110th Avenue NE, Suite 685, Bellevue, WA 98004; Attn: Investor Relations, telephone (425) 450-0370.

Biomira Inc., Oncothyreon Inc., Robert L. Kirkman, M.D., Chief Executive Officer of both Biomira Inc. and Oncothyreon Inc., Edward A. Taylor, Chief Financial Officer of both Biomira Inc. and Oncothyreon Inc., and certain of Biomira Inc. and Oncothyreon Inc.’s other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Biomira Inc. in favor of the arrangement. The other executive officers and directors of Biomira Inc. or Oncothyreon Inc. who may be participants in the solicitation of proxies in connection with the arrangement have not been determined as of this date. A description of the interests of Dr. Kirkman, Mr. Taylor, and other executive officers of Biomira Inc. and Oncothyreon Inc. is set forth in the preliminary proxy statement/prospectus filed as part of the registration statement on Form S-4 and Amendment No. 1 to Form S-4 as described above. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Dr. Kirkman, Mr. Taylor, and other executive officers and directors in the arrangement by reading the preliminary proxy statement/prospectus filed with the SEC on September 12, 2007 and September 27, 2007, as part of the registration statement on Form S-4 and Amendment No. 1 to Form S-4, and when and if it becomes available, the definitive proxy statement/prospectus.

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